

**DIVISION OF
CORPORATION FINANCE**

November 17, 2008

<u>**Via Facsimile and U.S. Mail**</u>

Dennis J. Block, Esq.
William P. Mills, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
 New York, NY 10281

   Re: **Wendy's/Arby's Group, Inc.**
     Schedule TO-T filed November 6, 2008 by Trian Partners, L.P., Trian
     Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P, Trian
     Partners Parallel Fund II, L.P., Trian Partners GP, L.P. Trian Partners
     General Partner, LLC, Trian Partners Parallel Fund I General Partner
     LLC, Trian Partners Parallel Fund II GP, L.P. Trian Partners Parallel Fund
     II General Partner, LLC, Trian Fund Management L.P., Trian Fund
     Management GP, LLC, Nelson Peltz, Peter W. May and Edward Garden.
     File No. 05-30388

Gentlemen:

   We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used here have the same meaning as in the proxy statement referenced above, unless otherwise indicated.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO

General

1.   We refer you to Section 3.1 (a) of the agreement dated November 5, 2008 between the
        filing persons and the company. The agreement specifically states "for the avoidance of
        doubt, nothing contained herein shall prohibit any member of the Trian Group or any
        Affiliate or Associate of the Trian Group from acquiring more than…" 25% of the
        combined voting power of the company's voting securities. We refer also to the
        Schedule 13D/A filed on September 16, 2008 in which the filing persons disclosed their
        intentions to increase their equity ownership in the company and/or Wendy's
        International, Inc. and note that subsequent to that filing, the filing persons have acquired
        shares in the open market and indicated an interest in increasing their share ownership
        from approximately 11% to as much as 35% of outstanding voting shares. We also note
        that while the provisions of the agreement between the parties and the Delaware General
        Corporate Law would prohibit the filing persons from engaging in a business
        combination within three years of acquiring greater than 25% of the outstanding shares of
        voting securities, the prohibition does not appear to prevent the filing persons from
        acquiring a controlling interest and then effecting a going private transaction through
        means other than a business combination (i.e. a reverse stock split). Although the filing
        persons disclose on page 21 of the Offer to Purchase that they do not currently intend to
        take actions that would result in a going private effect as described in Exchange Act Rule
        13e-3(a)(3)(ii), please confirm in your response letter and within the disclosure that the
        tender offer is not the first step in a series of transactions undertaken with the purpose or
        reasonable likelihood of producing a "going private effect" as specified in Rule 13e-3.

Item 7. Source and Amount of Funds, page 19

2.   Consistent with the requirements of Item 1007(b) of Regulation M-A, please disclose
        whether there are alternate financing plans if the primary plans fall through and if not, so
        state.

Item 10. Financial Statements, page 19

3.   You indicate that financial statements are not applicable. Please provide us with an
        analysis in support of your statement. In this regard, we note disclosure on page 2 of the
        Offer to Purchase that the bidders do not believe their financial condition is material to an
        investor's decision whether to tender in the offer. A bidder's financial statements may be
        material in the context of a tender offer for less than all outstanding target securities by
        non-reporting entities. See Instruction 2 to Item 10 of Schedule TO. Because none of the
        bidders appear to a public reporting company, each bidder may be required to satisfy the
        financial statement requirements of Item 10 of Schedule TO. Please be aware that adding

new, material information in an amended filing may require dissemination of that information to shareholders and an extension of the offer.

Offer to Purchase

Summary Term Sheet, page 2

4.   Briefly disclose the terms of the agreement dated November 5, 2008 in the Summary section.

"Who is offering to buy my shares…," page 1

5.   Please supplement your answer to clarify the relationship of the filing persons to the company currently and historically. For example, in addition to describing the share ownership currently held by the filing persons, include a description of when Messrs. Peltz, May, and Garden were appointed to their positions in the company and their relationship (including former position titles) with the pre-merger company, Triarc International, Inc.

"Why are you making this offer…," page 2

6.   Please clarify within the response under this heading that notwithstanding the waiver and limitations imposed by the DGCL, the filing persons are not prevented from acquiring greater than 25% of the voting securities of the company and currently intend to acquire additional securities subsequent to the expiration of the tender offer.

U.S. Federal Income Tax Consequences, page 12

7.   Investors are entitled to rely on this discussion. Accordingly, please delete the statement that the discussion "is not a complete analysis" of all the potential tax consequences.

Section 12. Background and Purpose of the Offer; Plans; Use of Securities, page 18

Background and Purposes, page 18

8.   We note disclosure that the filing persons intend to increase their investment in Wendy's/Arby's through acquisition of additional common stock of Wendy's/Arby's subsequent to the expiration of the current tender offer. Consistent with the requirements of Item 1006(c) of Regulation M-A, please supplement your disclosure to discuss whether you have intentions of launching additional tender offers as a means of increasing your share ownership.

Item 13. Conditions to the Offer, page 21

9.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please remove the reference to the conditions being satisfied or waived in your sole discretion regardless of the circumstances giving rise to such condition, including the "action or inaction" of Wendy's/Arby's.

10.   You disclose in paragraph (c) that a condition exists if the purchaser "becomes aware of any fact which, in the reasonable judgment of purchaser, has or may have material adverse significance, with respect to either the value of Wendy's/Arby's or any of its subsidiaries or the value of the shares to purchaser." Your disclosure should be revised to allow shareholders to objectively verify the bases upon which you could assert such a condition. For example, specify the range of "facts" or circumstances that could trigger such a condition. Quantify, if possible, the severity of a change in either the value of the company or the purchaser that would trigger the condition.

11.   Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this is tantamount to waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Closing Information

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

· the filing persons is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3737 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3440. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Duru
Attorney-Advisor
Office of Mergers & Acquisitions